To the United States Securities and Exchange Commission
We consent to the incorporation by reference in the Annual Report on Form 40-F of Cybin Inc. (the “Company”) of our report dated June 20, 2022, with respect to the consolidated statements of financial position of the Company as at March 31, 2022 and March 31, 2021, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of accounting policies.

6/22/2022	Chartered Professional Accountants
Toronto, Ontario	Laurence W. Zeifman
Assurance Partner